SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Wethington Patrick J (Last) (First) (Middle) 1350 Energy Lane, Suite 110 (Street) St. Paul Minnesota 55108 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) February 5, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####

 4. Issuer Name and Ticker
    or Trading Symbol

Endocardial Solutions, Inc
ECSI

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

      Director

      10% Owner

 X  Officer (give title below)

      Other (specify below)

Vice President,
North American Sales

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2645	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock (Right to Buy)	10/16/02	10/16/11	Common Stock	5000	4.00	D
Common Stock (Right to Buy)	6/1/98	12/16/07	Common Stock	7500	11.06	D
Common Stock (Right to Buy)	11/1/99	4/13/09	Common Stock	10000	8.50	D
Common Stock (Right to Buy)	6/1/97	12/17/06	Common Stock	42500	3.70	D
Common Stock (Right to Buy)	4/1/03	10/15/12	Common Stock	12500	2.95	D
Common Stock (Right to Buy)	7/1/03	1/14/13	Common Stock	40000	3.24	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/s/ Patrick J. Wethington

2/14/03
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instructions 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002